Exhibit 99.3

Global Ship Lease Announces Results of Annual Mandatory Offer to
Purchase up to $20.0 Million of First Priority Secured Notes

LONDON, December 9, 2019 (GLOBE NEWSWIRE) – Global Ship Lease, Inc. (NYSE: GSL) (the "Company") today announced the results of the cash tender offer (the "Annual Mandatory Offer") to purchase up to $20.0 million aggregate principal amount (the "Maximum Offer Amount") of its outstanding 9.875% First Priority Secured Notes due 2022 (the "Notes"). The Annual Mandatory Offer expired at 5:00 p.m., New York City time, on December 6, 2019.
The table below sets forth the results of the Annual Mandatory Offer for the Notes, according to information provided by Global Bondholder Services Corporation, the Information Agent, as of the expiration of the Annual Mandatory Offer.
Title	CUSIP	Aggregate Principal Amount Outstanding Prior to Settlement	Principal Amount of Notes Tendered and Accepted	Maximum Offer Amount
9.875% First Priority Secured Notes due 2022	Y27183 AA3 37953T AB1	$340,000,000	$17,277,000	$20,000,000

Payment for the validly tendered and not validly withdrawn Notes will be made at a purchase price of 102% of the aggregate principal amount thereof plus accrued and unpaid interest to, but not including, the purchase date (the "Purchase Date").  The Company expects the Purchase Date to be December 10, 2019.  The aggregate purchase price, inclusive of accrued and unpaid interest, payable on the Purchase Date for the validly tendered and not validly withdrawn Notes will be approximately $17.7 million.

Under the terms of the indenture governing the Notes, to the extent that the principal amount of Notes validly tendered and not properly withdrawn pursuant to the Annual Mandatory Offer is less than the Maximum Offer Amount by an amount that is equal to or greater than a de minimis amount of $500,000, the Company shall be required to pay indebtedness under its term loan facility, dated as of October 25, 2017, among the Company, the guarantors party thereto, the lenders party thereto and Citibank Europe plc, UK Branch (the "Term Loan Facility") to ensure that the aggregate principal amount of Notes repurchased and Term Loan Facility repaid shall be at least equal to $40.0 million (inclusive of an aggregate of $20 million in scheduled principal amortization payments on the Term Loan Facility) during 2019. Accordingly, the Company intends to repay an additional amount of approximately $2.7 million on the Term Loan Facility.

This press release is neither an offer to purchase nor the solicitation of an offer to sell any Notes, nor shall there be any offer, solicitation or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Annual Mandatory Offer was made solely pursuant to the Offer to Purchase dated October 25, 2019, as supplemented, and the related Letter of Transmittal.

For further information, contact Global Bondholder Services Corporation:
Global Bondholder Services Corporation
65 Broadway – Suite 404
New York, New York 10006
Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774
Toll free (866)-807-2200

About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Including two 6,650 TEU containerships and two 6,080 TEU containerships that the Company has contracted to purchase, Global Ship Lease owns 45 ships, ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 249,622 TEU and an average age, weighted by TEU capacity, of 12.6 years as at September 30, 2019.
Including the four containerships that the Company has contracted to purchase, the average remaining term of the Company's charters at September 30, 2019, to the mid-point of redelivery, including options under owner's control, was 2.7 years on a TEU-weighted basis. Contracted revenue on the same basis was $826 million. Contracted revenue was $913 million, including options under charterers' control and with latest redelivery date, representing a weighted average remaining term of 3.0 years.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company's current expectations or forecasts of future events. Forward-looking statements include statements about the Company's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in "Risk Factors" in the Company's Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

Investor and Media Contact:

The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438